Exhibit 21.1

SUBSIDIARIES OF PAYCOM SOFTWARE, INC.

Name of Subsidiary	Jurisdiction of Incorporation

WCAS Paycom Holdings, Inc.	Delaware

WCAS CP IV Blocker, Inc.	Delaware

Paycom Benefits, LLC	Delaware

Paycom Payroll Holdings, LLC	Delaware

Paycom Payroll, LLC	Delaware